UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES TO THE 122nd BOARD OF DIRECTORS MEETING
HELD ON MAY 28, 2008

1. DATE, TIME AND PLACE: On May 28, 2008, at 2:00 pm, at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14o andar, conjunto 1402 in the city and state of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to the provisions of Paragraph 2 of Article 18 of CPFL Energia Bylaws.

3. ATTENDANCE: All members of the Company’s Board of Directors and the majority of the Company’s Executive Officers attended the meeting. JUSTIFIED ABSENCE: Milton Luciano dos Santos, the attendance of his deputy, Arthur Prado Silva, was recorded.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. AGENDA AND RESOLUTIONS TAKEN:

After the reading of the Agenda was waived, since all the attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents, that will be filed at the Company’s headquarters; its publication was authorized in the excerpt format, with omission of the board members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the examination and discussion of the matters of the Agenda, the following resolutions were taken by unanimous vote:

(i) Information on the Working Plan of People Management Committee and Budget Work Commission, which assist the Board of Directors in May 2008. The Budget Work Commission finished discussions with the Board of Executive Officers in order to know in detail the premises and guidelines for the 2008 Budget and 2008/2012 Multiannual Plan of the Company and its subsidiaries and recommended them to be submitted to the Board of Directors’ approval;

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(ii) Appointment of the following members to compose the Strategy Work Commission, Budget Work Commission and Governance Work Commission, which assist the Board of Directors: STRATEGY WORK COMMISSION - Francisco Caprino Neto, Otávio Carneiro de Rezende, Luiz Anibal de Lima Fernandes, Ricardo Giambroni, Arthur Prado Silva, Martin Roberto Glogowsky and Wilson P. Ferreira Junior; BUDGET WORK COMMISSION - Daniela Corci Cardoso, Luiz Cláudio da Silva Barros and Carlos Eduardo Reich de Sampaio; GOVERNANCE WORK COMMISSION - Francisco Caprino Neto, Cecília Mendes Garcez Siqueira, Arthur Prado Silva, Martin Roberto Glogowsky and Wilson P. Ferreira Junior;

(iii) Information on the Report of the CEO (“highlights”) about the main facts in connection with the Company’s business and sector indicators;

(iv) Approval of the minutes of the 121st Board of Directors Meeting held on April 30, 2008;

(v) Approval of the organization of limited liability company pursuant to item “r”, Article 18 of the Bylaws and pursuant to Resolution of the Board of Executive Officers 2008036; the quotas of said company shall be paid in by CPFL Energia and its purpose shall be the rendering of assets management services, manufacturing, maintenance and trade of assets, equipment, facilities and electromechanical systems in general;

(vi) (vi.i) Approval of the 2008 Annual Budgets of the Company and its subsidiaries and its respective 2008/2012 Multiannual Plans, pursuant to item “b”, Article 18, and subparagraph VI, Article 23 of Bylaws,

(vi.ii) Approval, pursuant to items 3.3, 5.2, 5.3 and 5.4 of Fund Raising and Guarantee Rendering Policy by CPFL Energia S.A. and Subsidiaries of the guarantee rendering, by CPFL Energia, as surety, to the fund raising by subsidiaries CPFL PAULISTA, CPFL PIRATININGA, CPFL SANTA CRUZ and CPFL GERAÇÃO, with the financial institution(s) to be defined by the Board of Executive Officers, under the following conditions: (a) CPFL PAULISTA - up to two hundred and forty-five million reais (R$ 245,000,000.00), for a three-year period, (b) CPFL PIRATININGA - up to fifty-seven million reais (R$ 57,000,000.00), for a 180-day period, (c) CPFL SANTA CRUZ - up to thirty-eight million reais (R$ 38,000,000.00), for a three-year period, and (d) CPFL GERAÇÃO - up to one hundred and forty million reais (R$ 140,000,000.00), for a 5-year period, and recommendation for the respective administration bodies’ members to approve said fund raising by favorable votes, under the terms provided for in this item;

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(vii) Approval, pursuant to item “b”, Article 18 of Bylaws, the strategy of hiring works in substations, service rendering, and supply of equipment/materials, through a scheme of works to be hired by the subsidiaries CPFL PAULISTA, CPFL PIRATININGA and RGE, and recommendation for the Board of Directors of CPFL PAULISTA to approve this matter by favorable vote, pursuant to Resolution of the Board of Executive Officers 2008067; and

(viii) Information on the Succession Plan of CPFL Energia presented by the Human Resources Officer.

6. CLOSURE: There being no further business to transact, the meeting was adjourned and these minutes drawn up, which were then read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes, Arthur Prado Silva, and Gisélia Silva (Secretary).

This is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 09, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.